

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 2, 2021

James E. Perry
Chief Financial Officer
CSW Industrials, Inc.
5420 Lyndon B. Johnson Freeway, Suite 500
Dallas, TX 75240

> **Re: CSW Industrials, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2020**
> **Filed May 20, 2020**
> **File No. 001-37454**

Dear Mr. Perry:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2020

Item 1 - Business
General, page 1

1.   We note on the investor tab of your website you have provided earnings releases discussing the results of operations and financial condition for your recently completed quarterly and annual fiscal periods including non-GAAP financial measures. Please tell us why you have not furnished these earnings releases under Item 2.02 of Form 8-K. Refer to General Instruction B and Item 2.02(a) of Form 8-K and Questions 101.01, 106.04 and 106.06 of the Exchange Act Form 8-K C&DI.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting Branch Chief, at (202) 551-3662 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences